300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

BUFFALO BEGINS MT. KARE DRILL PROGRAM

Vancouver, B.C., March 2, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has begun its 2006 diamond drilling programme at the Mt. Kare Property in Papua New Guinea.

The drill programme is part of the pre-feasibility study being carried out on the Western Roscoelite Zone  (“WRZ”) which, from previous work by joint venture partner Madison Minerals, appears to be the higher-grade portion of the overall Mt. Kare mineralisation.

As reported in Buffalo’s news release of February 13, 2006, the drill programme will consist of between 5,000 and 6,000 metres diamond drilling in 50 to 60 drill holes, of which a minimum of 3,000 metres should be completed by the end of July. The basic aim behind the programme is to reduce the spacing of the drill intersections on the ore horizon to 30 metres both along strike and down dip. This will meet two main objectives:

•

To increase the confidence level in the historical resource.

•

To gain a better understanding of the structural controls on the higher grade portions of the ore zone.

Buffalo is well equipped to carry out this task with a highly experienced group of geoscientists, headed by President John Tully. Vice President Exploration Greg Moseley, Field Manager John Keenan and Senior Geologist Agnes Keenan have worked together as a team since 1993 and have extensive experience in evaluating structurally complex, variable grade gold deposits in various terranes including epithermal deposits such as Mt. Kare. They have been involved in the discovery and evaluation of several producing mines. This experienced group is further assisted by two Papua New Guinean geologists.

The same team will concurrently be initiating the evaluation of several thus far unexplored targets previously known to exist on the property and several newly identified targets. These include:

•

Previously known targets:

o

Extensions of known ore bodies - all of the currently known mineralised zones, viz: Western Roscoelite Zone, Central Zone, C9 Zone, Black Zone and the Pump Creek Zone have the potential to be extended by detailed drilling both along strike and down dip.

o

Red Hill - large magnetic anomaly known to be caused by a mafic intrusive of the Mount Kare Igneous suite, with associated brecciation and gold mineralisation that is currently being artisanally worked by informal miners.

o

Lubu Creek - alluvial miming area some 4.5 kilometres southwest of the Mount Kare mineralised zones where rock samples have assayed as high as 520 g/t gold.

o

Lower Maratane Zone - area defined by soil and alluvial geochemical sampling and trench and bedrock samples which indicate similar mineralisation to the WRZ. With float samples grading up to 8.9 g/t. This is potentially an extension of the WRZ.

o

Orosa Creek - a relatively unknown quantity, this target is a strong northwest trending magnetic high some two kilometres east of the main project area. There is some alluvial mining associated with this structure.

•

New Targets:

o

Geophysical anomalies - as part of the review of the previous work, Buffalo is carrying out a re-processing and re-interpretation of the existing geophysical data set. Considerable value has thus far been obtained from this on-going exercise in the form of a number of other discrete anomalies which have been interpreted to represent potential intrusive bodies. Each of these identified intrusives may represent additional targets for exploration.

It is expected that as this re-working of the data proceeds and is refined, more targets will be forthcoming both from the geophysics and from the structural refinement which is the consequence of this study. It is considered critical that the structure be well understood in order to optimise the ore resource prior to a full scale feasibility study.

Buffalo’s President, John V. Tully, P. Geo., is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_______________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact: 604.685.5492 or toll free 1.888.685.5492

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE